


07004533

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50990

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING   **01/01/06**   AND ENDING   **12/31/06**
                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **GMAC Securities Corporation**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

FIRM I.D. NO.

300 Galleria Officentre, Suite 200, MC: 480-300-206
(No. and street)

Southfield   **MI**   **48034**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lynn Belecki   **248-263-6049**
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

600 Renaissance Center, Suite 900   **Detroit**   **MI**   **48243**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

PROCESSED

- [X] Certified Public Accountant
- [ ] Public Accountant   MAR 2 1 2007
- [ ] Accountant not resident in United States or any of its possessions.   THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

GMAC Securities Corporation
(a wholly owned subsidiary of GMAC Insurance Holdings, Inc.)
(SEC I.D. No. 8-50990)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2006, AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

AFFIRMATION

I, Lynn Belecki, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to GMAC Securities Corporation (the "Company") for the year ended December 31, 2006, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

_____ 02.26.07
Lynn Belecki   Date
Chief Financial Officer and Principal

Subscribed and sworn to before me
this 26th day of February, 2007

_____
Notary Public

GMAC SECURITIES CORPORATION
(a wholly owned subsidiary of GMAC Insurance Holdings, Inc.)

TABLE OF CONTENTS

This report contains (check all applicable boxes):

(x)		Independent Auditors' Report
(x)	(a)	Facing Page
(x)	(b)	Balance Sheet
(x)	(c)	Statement of Income
(x)	(d)	Statement of Cash Flows
(x)	(e)	Statement of Changes in Shareholder's Equity
( )	(f)	Statement of Changes in Borrowings Subordinated to Claims of General Creditors (not applicable)
(x)		Notes to Financial Statements
(x)	(g)	Computation of Net Capital for Brokers or Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
(x)	(h)	Computation for Determination of Reserve Requirements for Brokers or Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers or Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable)
( )	(j)	A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1, and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not required)
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable)
(x)	(l)	An Affirmation
( )	(m)	A copy of the SIPC Supplemental Report (not required)
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control)

Deloitte。

Deloitte & Touche LLP
Suite 900
600 Renaissance Center
Detroit, MI 48243-1895
USA

Tel: +1 313 396 3000
Fax: +1 313 396 3618
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

GMAC Securities Corporation:

We have audited the accompanying balance sheet of GMAC Securities Corporation (the "Company"), a wholly owned subsidiary of GMAC Insurance Holdings, Inc., as of December 31, 2006, and the related statements of income, cash flows, and changes in shareholder's equity for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (g) and (h), listed in the Table of Contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 26, 2007

Member of
Deloitte Touche Tohmatsu

GMAC SECURITIES CORPORATION

(a wholly-owned subsidiary of GMAC Insurance Holdings, Inc.)

BALANCE SHEET
AS OF DECEMBER 31, 2006

ASSETS

CASH	$ 493,962
ACCOUNTS RECEIVABLE	4,171
STATE INCOME TAX RECEIVABLE	10,040
TOTAL	$ 508,173

LIABILITY AND SHAREHOLDER'S EQUITY

LIABILITY—

Payables to affiliates	$ 28,434

SHAREHOLDER'S EQUITY:

Common stock, $0.10 par value—authorized 100,000 shares; issued and outstanding, 90,000 shares	9,000
Additional paid-in capital	91,000
Retained earnings	379,739
Total shareholder's equity	479,739
TOTAL	$ 508,173

See notes to financial statements.

GMAC SECURITIES CORPORATION

(a wholly-owned subsidiary of GMAC Insurance Holdings, Inc.)

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES:	
Service fee revenue from parent	$ 244,442
Shared mutual fund commission revenue from third party	248,349
Total revenues	492,791
EXPENSES:	
Direct administrative expenses	71,189
Allocated administrative expenses from parent	173,253
Total expenses	244,442
EARNINGS BEFORE TAXES	248,349
PROVISION FOR INCOME TAXES	89,496
NET INCOME	$ 158,853

See notes to financial statements.

GMAC SECURITIES CORPORATION
(a wholly-owned subsidiary of GMAC Insurance Holdings, Inc.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 158,853
Net change in assets and liabilities which (used) provided cash:	
Accounts receivable	39,259
State income tax receivable	(4,241)
Payables to affiliates	(23,701)
Net cash provided by operating activities	170,170
NET INCREASE IN CASH	170,170
CASH—Beginning of period	323,792
CASH—End of period	$ 493,962
SUPPLEMENTAL INFORMATION—	
Cash paid for income taxes	$ 82,047

See notes to financial statements.

GMAC SECURITIES CORPORATION
(a wholly-owned subsidiary of GMAC Insurance Holdings, Inc.)

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Shareholder's Equity
Beginning balance	$ 9,000	$ 91,000	$ 220,886	$ 320,886
Net income			158,853	158,853
Ending balance	$ 9,000	$ 91,000	$ 379,739	$ 479,739

See notes to financial statements.

GMAC SECURITIES CORPORATION
(a wholly owned subsidiary of GMAC Insurance Holdings, Inc.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2006

1. **ORGANIZATION**

   GMAC Securities Corporation (the "Company") is a wholly owned subsidiary of GMAC Insurance Holdings, Inc. ("GMACI"), which in turn, is a wholly owned subsidiary of GMAC LLC ("GMAC"). On November 30, 2006, General Motors Corporation ("GM") sold 51% of its controlling interest in GMAC.

   The Company is affiliated with GMACI's subsidiaries Motors Insurance Corporation ("MIC"), a property and casualty insurance company, and GMAC Insurance Management Corporation ("GMACIMC"). The Company provides certain brokerage activities for MIC and GMACIMC as described below.

   The Company is incorporated in the State of Delaware and is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD").

   The Company currently operates according to the provisions of its membership agreement with the NASD, which requires the Company to:

   - Maintain a minimum net capital of $5,000 pursuant to SEC Rule 15c3-1(a)(1)(i) and (a)(2)(vi).

   - Operate pursuant to SEC Rule 15c3-3(k)(2)(i), which does not allow the Company to hold customer funds or safekeep customer securities, or owe money or securities to customers.

   - Sell public (registered under the Securities Act of 1933) and private placement securities of non-U.S. domiciled reinsurance companies to owners of automobile dealerships and independent insurance agents only on a best effort basis with no secondary trading.

   During 2003, the Company began providing 401(k) and profit sharing plan referrals to a non-affiliated NASD member firm for a fee equivalent to 50 percent of the mutual fund commission revenues. Such referrals were, and will continue to be generated by Total Insurance Products and Services ("TIPS") or Dealer Products and Services ("DP&S"), strategic business units within GMACI.

2. **ACCOUNTING POLICIES**

   Basis of Presentation—The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

   Use of Estimates—The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition—Shared mutual fund commission revenues are recognized in the month that the underlying investment instrument is bought or sold by the non-affiliated NASD member firm on behalf of the referral customer.

Income Taxes— For the period ended November 30, 2006, the date of the sale of GMAC, the Company joined with GM and its eligible subsidiaries in the filing of a consolidated federal income tax return. As part of a federal income tax allocation agreement between the Company and GMAC, the Company's tax provision is initially calculated as if it is filing a separate return, including an alternative minimum tax calculation. The Company then pays to, or receives from, GMAC an amount, which may be adjusted, if GM's federal income tax liability is affected by the inclusion of the Company in the consolidated federal income tax return. Subsequent to November 30, 2006, the Company will continue to be a corporation and continue to be subject to, and provide for, U.S. federal and state taxes.

The Company accounts for income taxes using the asset and liability method. Deferred income tax assets and liabilities are recorded as temporary differences between the carrying values of assets and liabilities for financial reporting purposes and tax purposes. Deferred tax assets and liabilities are recognized in the financial statements or tax returns, based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not.

Statement of Cash Flows—For purposes of reporting cash flows, cash includes cash on deposit with banks.

New Accounting Standards— In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. ("FIN") 48, *Accounting for Uncertainty in Income Taxes*, which supplements Statement of Financial Accounting Standards ("SFAS") No. 109 by defining the confidence level that a tax position must meet in order to be recognized in the financial statements. The interpretation requires that the tax effects of a position be recognized only if they are "more-likely-than-not" to be sustained solely on their technical merits as of the reporting date. The more-likely-than-not threshold represents a positive assertion by management that a company is entitled to the economic benefits of a tax position. If a tax position is not considered more-likely-than-not to be sustained based solely on its technical merits, no benefits of the position are to be recognized. Moreover, the more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. At adoption, companies must adjust their financial statements to reflect only those tax positions that are more-likely-than-not to be sustained as of the adoption date. Any necessary adjustment would be recorded directly to retained earnings in the period of adoption and reported as a change in accounting principle. This interpretation is effective as of the beginning of the first fiscal year beginning after December 15, 2006. This interpretation is expected to have no material impact on the Company's financial position.

In September 2006, the SEC issued Staff Accounting Bulletin ("SAB") No. 108, *Quantifying Financial Misstatements*, which expresses the staff's views regarding the process of quantifying financial statement misstatements. Registrants are required to quantify the impact of correcting all misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. The techniques most commonly used in practice to accumulate and quantify misstatements are generally referred to as the "rollover" (current year income statement perspective) and "iron curtain" (year-end balance perspective) approaches. The financial statements would require adjustment when either approach results in quantifying a misstatement that is material, after considering all relevant quantitative and qualitative factors. SAB No. 108 did not have a material effect on the Company's current process for assessing and quantifying financial statement misstatements.

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In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*, which provides a definition on fair value, establishes a framework for measuring fair value, and requires expanded disclosures about fair value measurements. The standard applies when GAAP requires or allows assets or liabilities to be measured at fair value, and therefore, does not expand the use of fair value in any new circumstance. Fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an arm's length transaction between market participants, in such markets where the Company conducts business. SFAS No. 157 clarifies that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices available in active markets and the lowest priority to data lacking transparency. The level of the reliability of inputs utilized for fair value calculations drive the extent of disclosure requirements of the valuation methodologies used under the standard. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 12, 2007, and interim periods within those years. The provisions of SFAS No. 157 should be applied prospectively. This interpretation is expected to have no material impact on the Company's financial position.

3.   **RELATED-PARTY TRANSACTIONS**

The Company has executed an expense sharing agreement with GMACI. Under this agreement, GMACI has agreed to reimburse the Company in the form of service revenues for all reasonable expenses necessary to conduct a securities brokerage business until such time as the Company can sustain itself through the revenues that it generates from third parties. Direct administrative expenses paid for on behalf of the Company include fees and assessments for registering the Company, exam and licensing fees for Registered and Principal Representatives, and audit expenses. Allocated administrative expenses from GMACI include a reasonable allocation of indirect expenses, including salaries and benefits for duties of GMACI personnel associated with the Company's securities business and the use of administrative facilities. In return, the Company provides certain brokerage services to MIC and its affiliated companies. These services were provided by the Company's 12 Registered Representatives and 4 Principal Representatives, who, during 2006, made 22 initial stock offerings to customers of GMACI. Additionally, there is no expectation by GMACI that the Company repay amounts paid by GMACI on the Company's behalf for direct and allocated administrative expenses. As a result of this agreement, the financial statements are not necessarily indicative of what the financial position, results of operations, retained earnings, and cash flows would have been if the Company had not been operating under the expense sharing agreement.

Payables to affiliates balance represents accruals for current and previously unsettled federal and state income taxes due to GMACI.

4. INCOME TAXES

The components of the provision for income taxes for the year ended December 31, 2006, are as follows:

Current	$ 88,011
Deferred	1,485
Provision for income taxes	$ 89,496

A reconciliation of the statutory U.S. federal income tax rate to the Company's effective tax rate applicable to income is shown in the following table as of December 31, 2006:

Federal income taxes at statutory tax rate	35.0 %
Increase in taxes resulting from state income tax	1.3
Other	(0.3)
Effective tax rate	36.0 %

Deferred tax assets and liabilities result from differences between assets and liabilities measured for financial reporting purposes and those measured for income tax purposes. The Company's deferred tax liability as of December 31, 2006, of $3,514 is for state income taxes deducted on a cash basis and is included in payables to affiliates in the accompanying balance sheet.

During 2006, the Company paid $9,173 for state income taxes and $72,874 for federal income taxes to GMACI as part of the consolidated filing group.

5. CONTINGENCIES

At December 31, 2006, the Company is not aware of any pending actions against the Company arising out of the conduct of its business.

6. NET CAPITAL REQUIREMENTS

As a registered securities broker-dealer, the Company is subject to the net capital requirements pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934. This requires the Company to maintain minimum net capital of not less than the greater of $5,000 or $1/15^{th}$ of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1, as defined. At December 31, 2006, the Company's ratio of aggregate indebtedness to net capital was .06 to 1, and its net capital of $469,699 was $464,699 in excess of minimum regulatory requirements.

* * * * * *

GMAC SECURITIES CORPORATION
(a wholly owned subsidiary of GMAC Insurance Holdings, Inc.)

COMPUTATION OF NET CAPITAL FOR BROKERS OR DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2006

Shareholder's Equity	$479,739
Less—Nonallowable assets:	
State income tax receivable	10,040
NET CAPITAL	**$469,699**
AGGREGATE INDEBTEDNESS—	
Payable to affiliates	$ 28,434
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT—	
Minimum net capital required (greater of $5,000 or 1/15th of aggregate indebtedness)	5,000
Excess net capital	$464,699
Ratio of aggregate indebtedness to net capital	.06 to 1

Note: There are no material differences between the amounts presented above, which are based on the accompanying audited financial statements, and the amounts reported on the Company's amended unaudited FOCUS report as of December 31, 2006, filed on February 26, 2007. Therefore, no reconciliation between the two computations is considered necessary.

GMAC SECURITIES CORPORATION
(a wholly owned subsidiary of GMAC Insurance Holdings, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS OR DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2006

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, since the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k)(2)(i) of the Rule.

Deloitte.

Deloitte & Touche LLP
Suite 900
600 Renaissance Center
Detroit, MI 48243-1895
USA

Tel: +1 313 396 3000
Fax: +1 313 396 3618
www.deloitte.com

February 26, 2007

GMAC Securities Corporation
300 Galleria Officentre, Suite 200
MC: 480-300-206
Southfield, MI 48034

Dear Sirs/Madams:

In planning and performing our audit of the financial statements of GMAC Securities Corporation (the "Company"), a wholly owned subsidiary of GMAC Insurance Holdings, Inc., as of and for the year ended December 31, 2006 (on which we issued our report dated February 26, 2007), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Board of Directors, its management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers and is not intended to be, and should not be, used by anyone other than these specified parties.

Yours truly,



END

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